Exhibit 99.1

Annual Information Form for the fiscal year ended May 27, 2006.

THE JEAN COUTU GROUP (PJC) INC.

ANNUAL INFORMATION FORM

Financial year ended May 27, 2006

August 3, 2006

TABLE OF CONTENTS

ITEM 1.	CORPORATE STRUCTURE	3
NAME, ADDRESS AND INCORPORATION	3
INTERCORPORATE RELATIONSHIPS	4
ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS	4
HISTORY AND PROFILE	4
PRINCIPAL DEVELOPMENT AND ACQUISITIONS OF THE LAST THREE YEARS	5
ITEM 3.	DESCRIPTION OF ACTIVITIES	6
JEAN COUTU (CANADA)	6
JEAN COUTU (USA)	10
HUMAN RESOURCES	14
TRADEMARKS	14
ECONOMIC AND COMPETITIVE ENVIRONMENT	15
ENVIRONMENTAL POLICY	15
RISKS FACTORS	15
ITEM 4.	DIVIDENDS	15
ITEM 5.	CAPITAL STRUCTURE	16
CLASS A SUBORDINATE VOTING SHARES AND CLASS B SHARES	16
CLASS C SHARES	18
SENIOR NOTES	18
ITEM 6.	MARKET FOR THE NEGOCIATION OF SECURITIES	19
TRADING PRICES AND VOLUMES	20
NOTES	20
ITEM 7.	DIRECTORS AND OFFICERS	20
DIRECTORS	20
OFFICERS	22
ITEM 8.	LITIGATION	25
ITEM 9.	INTEREST OF INFORMED PERSONS AND OTHER PERSONS IN MATERIAL TRANSACTIONS	26
ITEM 10.	TRUST AGENT AND REGISTRAR	26
ITEM 11.	MATERIAL CONTRACTS	26
ITEM 12.	INTEREST OF EXPERTS	26
ITEM 13.	AUDIT COMMITTEE DISCLOSURE	26
CHARTER	26
COMPOSITION OF THE AUDIT COMMITTEE	30
RELEVANT EDUCATION AND EXPERIENCE	30
POLICIES REGARDING SERVICES RENDERED BY AUDITORS	31
REMUNERATION OF AUDITORS	31
ITEM 14.	ADDITIONAL INFORMATION	32

Unless the context indicates otherwise, the use in this Annual Information Form of the terms « our " and « we ", the « Company " and the « Jean Coutu Group " collectively refer to The Jean Coutu Group (PJC) Inc. and barring contrary requirements or indications, to its subsidiaries.

The Annual Information Form, which follows focuses on the fiscal year of The Jean Coutu Group (PJC) Inc., ended May 27, 2006. Unless stated otherwise, all amounts set forth herein are expressed in United States dollars.

Forward Looking Statements

Certain statements contained in this Annual Information Form may constitute «forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. The words «looking forward," «looking ahead," «believe(s)," «should," «may," «expect(s)," «anticipate(s)," «likely," «opportunity," and similar expressions, among others, identify forward-looking statements. Such statements are not guarantees of the future performance of the Company or its reportable segments and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements depending on, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, competition, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third party service providers, seasonality risks, changes in federal, provincial and state laws, rules and regulations relating to the Company’s business and environmental matters, changes in tax regulations and accounting pronouncements, the success of the Company’s business model, supplier and brand reputations and the accuracy of management’s assumptions. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For further information, readers are referred to the section on Risks and Uncertainties on pages 29 to 31 of the Management Discussion and Analysis for the period ended May 27, 2006 (“2006 MD&A”). The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

ITEM 1.	CORPORATE STRUCTURE

Name, Address and Incorporation

The Jean Coutu Group (PJC) Inc., which has its head office at 530 Bériault Street in Longueuil, Quebec, was incorporated on June 22, 1973, under the name Farmico Services Inc. (in French, Services Farmico inc.), under Part I of the Companies Act (Quebec). On January 24, 1979, the Company obtained supplementary patent letters to modify its authorized capital stock.

On January 27, 1986, the Company was continued under Part IA of the Companies Act (Quebec) by means of a certificate of continuation. At the time of its initial public offering, the Company by-laws were modified by certificates of amendment dated August 8, 1986, and October 9, 1986, in order to:

•	change the Company’s name to The Jean Coutu Group (PJC) Inc. and, in French, Le Groupe Jean Coutu (PJC) inc.;

•	modify the structure of authorized and issued capital stock;

•	change the designation of the shares offered to Class A subordinate voting Shares.

On March 4, 1992, on September 29, 2000 and on September 25, 2002, the Company modified its statutes and proceeded, each time, to split its shares on a basis of two new shares for each existing share.

Intercorporate Relationships

As of May 27, 2006, our only subsidiary, which represented more than 10% of our consolidated assets or more than 10% of our consolidated sales and operating revenues, was The Jean Coutu Group (PJC) USA, Inc., incorporated under the laws of Delaware on August 6, 1986. This company, which is wholly owned by us and whose head office is in Warwick, Rhode Island, specializes in retail sales through a network, which comprises 1,858 Brooks and Eckerd corporate pharmacies as of May 27, 2006. This company also provides warehousing and distribution services.

ITEM 2.	GENERAL DEVELOPMENT OF THE BUSINESS

History and Profile

The Jean Coutu Group is one of North America’s largest organizations specializing in the distribution and retailing of pharmaceutical and parapharmaceutical products.

The Company dates back to 1969, when Jean Coutu, co-founder and current Chairman, President and Chief Executive Officer, opened a first retail outlet. He introduced an innovative formula to the retail pharmaceutical and parapharmaceutical sector, featuring low prices on a wide range of products, superior customer service and extended business hours. Four years later, in 1973, the Company started up the current franchise system and became organized to act as wholesaler/distributor for the network by acquiring a first warehouse.

The “Jean Coutu” formula was quickly embraced by consumers and, in less than ten years, the network won a major share of the Quebec market. In 1982 and 1983, when the network had grown to include some 60 outlets in Quebec, it expanded into New Brunswick and Ontario.

In 1987, the Company expanded into the north-eastern United States through its Jean Coutu Group (PJC) USA, Inc. subsidiary. The Company’s American network had grown to include 22 corporate pharmacies in October 1994, when The Jean Coutu Group completed its largest acquisition thus far: the purchase of 221 Brooks Drug Store pharmacies in New England. In January 2002, another acquisition added 80 pharmacies to the American network.

In July 2004, the Company acquired 1,549 Eckerd drugstores and support facilities located in 13 states of the Northeast, mid-Atlantic and Southeastern United States. Further to this acquisition, the Jean Coutu Group (PJC) Inc. became the fourth largest drugstore chain in North America. It remains the second largest in both the eastern United States and Canada.

As of May 27, 2006, the Canadian and American networks comprised 2,185 corporate and franchised pharmacies including 1,858 corporate pharmacies operated by the Company under the names of Brooks and Eckerd, located in eighteen states and 327 franchise pharmacies under the PJC name located in three Canadian provinces.

In its capacity as franchisor and distributor, The Jean Coutu Group provides a broad range of support services for its franchisees as well as the purchase and warehousing of different pharmaceutical, parapharmaceutical, and other consumer products for delivery throughout its network. As of May 27, 2006, the Canadian head office and warehouses employed a total of 981 people.

Through its subsidiary, The Jean Coutu Group (PJC) USA, Inc., The Jean Coutu Group acts as owner-operator of 1,858 corporate pharmacies. This network is supported by six regional distribution centers and a head office in Warwick, Rhode Island. The American subsidiary’s pharmacies, warehouses and head office employed a total of 46,134 people as of May 27, 2006.

Principal Development and Acquisitions of the Last Three Years

2004

To maintain its leadership position in the industry, the Company opened during fiscal 2004 seven new stores in Quebec and two new stores in New Brunswick. Six stores were significantly revamped, seven were expanded and four more were relocated. The Company has also finalized during this fiscal year the acquisition of seven new properties in Quebec and of three Pharmasave stores in Ontario.

The Company has also continued expanding its Brooks network in the United States with the opening of five new stores and the acquisition of eight new properties located in the states of Connecticut, Massachusetts, Vermont and Rhode Island. Seven Brooks stores were significantly remodeled while six other stores were relocated.

2005

On April 4, 2004, following the signature of an agreement, TDI Consolidated Corporation (“TDI”), a wholly-owned subsidiary of J.C. Penney Corporation, Inc., which operated more than 2,800 pharmacies under the Eckerd Banner, agreed to sell the chain to The Jean Coutu Group (PJC) Inc. and CVS Corporation.

Through this transaction, closed on July 31, 2004, the Jean Coutu Group acquired 1,549 Eckerd drugstores in 13 states. The total price of acquisition was 2.496 billion dollars. The purchase price, together with the repayment of existing debts totaling US$195.0 million at the date of acquisition, has been financed through:

•

Debt financing consisting of secured first rank credit facilities of US$1.7 billion broken down as follows: (1) a five-year revolving variable-rate facility of US$350.0 million; (2) a five-year variable-rate loan facility of US$250.0 million; and (3) a seven-year variable-rate loan facility of US$1.1 billion.

•

A US$1.2 billion senior note offering consisting of: (1) US$350.0 million of unsecured senior notes bearing interest at 7.625% and maturing on August 1, 2012; and (2) US$850.0 million of unsecured senior subordinated notes bearing interest at 8.5% and maturing on August 1, 2014.

•	The issue of 33,350,000 new Class A subordinate voting shares for gross proceeds of US$424.4 million (C$ 582.0 million)

During the same period, the Company proceeded in the United States to the acquisition of 2 additional stores, the opening of 63 stores, the relocation of 54 stores and the closing of 28 existing stores. In Canada, 2 new stores were opened, 5 stores were relocated, while 22 stores were significantly renovated or expanded.

2006

During the first quarter, the Company closed 78 non-performing Eckerd drugstores

In November 2005, the Company inaugurated a new 250,000 square feet distribution center in Hawkesbury, Ontario. The new facility will manage the Company’s Canadian distribution of cosmetics and imported goods.

During the second quarter, the Company sold certain real estate assets of its Canadian franchising segment for a total consideration of $94.0 million ($C 111.7 million) in cash and entered into leaseback agreements for the areas used by the Jean Coutu drugstores.

During the third quarter, the Company sold the former Eckerd headquarters located in Largo, Florida for $24.0 million.

In Canada, the Company opened 11 new stores including 5 acquisitions, 6 existing stores were relocated, 8 stores were significantly renovated or expanded and 5 were closed. In the US, for the same period, the Company opened 21 new stores including 2 acquisitions, completed to 19 relocations and 85 were closed or sold.

Subsequent event to May 27, 2006

On June 22, 2006, the Company sold its three Pharmasave stores in Ontario.

ITEM 3.	DESCRIPTION OF ACTIVITIES

We exercise our activities in the North American drugstore retailing industry in two broad geographic areas, Eastern Canada and the Eastern United States, through corporate and franchised drugstores under the banners of Brooks, Eckerd, PJC Jean Coutu, PJC Santé Beauté and PJC Clinique.

In Canada, franchising activities include operating two distribution centers and providing services to our 327 PJC franchised pharmacies. These services comprise centralised purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program.

In the US, we operate a network of 1,858 corporate pharmacies under the Brooks and Eckerd banners, and six distribution centers, in eighteen states in the Eastern United States. The head office of The Jean Coutu Group (PJC) USA, Inc. is located in Warwick, Rhode Island, where all corporate and support functions are centralized for the Brooks and Eckerd drugstore network. These functions include finance, purchasing, distribution, marketing, human resources, information systems and support and real estate.

Jean Coutu (Canada)

General

The Jean Coutu Group is the second largest pharmacy chain in Canada and the first in Québec. The PJC name is a widely recognized brand in Quebec and our Company ranked first in the most recent Revue Commerce survey of the most admired companies in Quebec for the sixth time in its history.

Our Canadian operations are based on a franchise model because, under Quebec law, only pharmacists are permitted to own a pharmacy. Our PJC franchisees own their PJC businesses independently from us and, as a result, are responsible for managing their PJC franchised stores and for funding their investments in inventory and store fixtures. The Company generates revenues from royalties, based on a percentage of store sales, and from the sale of merchandise to franchisees from our distribution centers. We also generate revenue from real estate properties, including many strategically located pharmacy locations. In fact, the Group either owns or has the master lease for all of its stores.

During fiscal 2006, our PJC franchisee network filled approximately 50.4 million prescriptions, with an average of approximately 157,000 prescriptions per store, which we believe are among the highest prescription counts for any drugstore chain in Canada. In our PJC franchisee network during that same period, prescription drugs accounted for approximately 59 % of sales and front-end merchandise accounted for approximately 41 % of sales.

Store Network

Our typical PJC franchised stores have an average retail sale space of approximately 8,000 square feet. Our PJC franchised stores are generally freestanding stores on corner locations or in strip shopping centers in high retail traffic areas. Approximately 42% of our PJC franchised stores are located adjacent to or in medical office buildings. Approximately 54% of the stores in our PJC franchisee network have been either opened, relocated, remodeled or reconfigured during the last five years.

Our PJC franchisees generally carry between 20,000 and 25,000 front-end products, including approximately 1,800 private label and exclusive brand products.

The table below sets forth the provinces in which our PJC franchised stores are located.

Province	Number of stores as of May 27, 2006

New Brunswick	18
Ontario	8
Quebec	301

Total stores	327

The following table provides a history of our PJC franchised store openings, additions and closings since the beginning of fiscal 2002.

	Fiscal year ended May
	2002	2003	2004	2005	2006

Number of stores at beginning of period	293	302	311	319	321
Added(1)	5	3	4	-	5
New(2)	11	8	5	2	6
Closed or sold	7	2	1	-	5

Number of stores at end of period	302	311	319	321	327

______

(1)	Added stores are defined to be stores that were acquired by a franchisee and added to our drugstore chain and where all existing operations were kept at the same location.

(2)	New stores are defined to be stores that were opened without buying or transferring any prescriptions from other locations.

Franchise Operations

In Canada, under laws that vary province by province, generally only pharmacists are permitted to own a pharmacy. As a result, we maintain a franchise relationship with all of our stores. Our franchise agreement grants the pharmacist franchisee the right to operate an establishment under the PJC banner in return for the payment to us of franchise royalties and other fees. Our PJC franchisees own their PJC businesses independently from us and, as a result, are responsible for managing their PJC franchised stores, for funding their investments in inventory and for their store layout. We believe that this substantial required investment helps ensure that the interests of our franchisees are aligned with ours and also attracts more motivated entrepreneurial franchisees.

Franchise Agreement. Under our franchise agreement, our PJC franchisees pay us an average franchise royalty of approximately 4% of covered franchised store revenues, and an additional fee for human resources and information technology. The sales covered by the franchise royalty include sales of pharmacy and front-end merchandise, except postage and lottery tickets. Our PJC franchisees are required to purchase their inventory from our distribution centers so long as we carry the product and that it is at an equal or lower price than other suppliers. The Company supplies its PJC franchisees with approximately 75% of the products stocked in PJC franchised stores, including virtually all of the prescription drugs. The vast majority of the remaining 25% are items we have decided not to carry in our warehouses.

Our franchisees agree to abide by standards that we believe help make PJC franchised stores a strong customer value and convenience proposition, such as maintaining operating hours seven days a week, including evening hours. In return for franchise royalties, we provide our franchisees with multiple services, including centralized purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program. Franchisees also pay an additional fee for additional human resources and information technology. In addition, franchisees are obligated to participate in all large-scale PJC advertising campaigns and benefit from the support of an experienced corporate management team that has significant resources and industry expertise.

The initial term of our typical franchise agreement is five years with two five-year renewal options at either party’s discretion. We have 311 PJC franchisees several of whom have franchises for multiple store locations. Among our current franchisees, 141 have been in our PJC store network for more than 10 years, including 32 who have been in the network for more than 20 years.

Franchisee Selection Process. Potential franchisees undergo rigorous scrutiny and financial due diligence review before being invited to become part of the PJC franchisee network. All of our prospective franchisees are required to be licensed pharmacists in the province in which the prospective PJC franchise store is to be located. In addition to that requirement, we select franchisees based on a number of factors, including the candidate’s business and pharmacy experience, management style, customer service experience and commitment to the PJC store network business strategy. After a candidate is selected as a franchisee prospect, we perform a thorough review of the pharmacist’s financial situation to ensure that he or she has adequate resources and financial skills to operate under the PJC banner. In addition, to ensure that each newly selected franchisee is prepared to operate a PJC store, we invite each new franchisee to attend more than 100 hours of business training courses on several important aspects of operating a PJC store and owning and operating a business enterprise in general. Currently, we have a substantial number of pharmacist franchisee candidates who have been through our review process and are currently waiting for a franchise to become available.

Merchandising Operations

Pharmacy. We believe that it is imperative that our PJC pharmacists provide high-quality and knowledgeable service and advice to customers. It is our strategy to have our PJC pharmacists become an integral part of the health care decision making process of our customers. We have developed a proprietary pharmacy information and workflow system designed to enable an efficient workflow process that optimizes our pharmacy services through fast prescription filling, verification of quality control, reduction in filling errors, examination of workflow data, and maximization of the availability of high demand prescription products. We believe that our pharmacy information and workflow system is critical to our goal of providing professional pharmacy services and patient care. We believe that our efforts to continually improve pharmacy services at our PJC franchised stores contribute to customer loyalty and increased customer store visits.

Each PJC pharmacy is staffed with pharmacists and drug clerks at all times. PJC pharmacist and drug clerk staffing levels are maintained in accordance with business needs to ensure accurate and timely service. Each PJC franchisee carries a complete line of both brand name and generic prescription drugs.

In order to ensure our PJC pharmacists are equipped with the latest developments in pharmacology, we established the Jean Coutu Academy. The Jean Coutu Academy offers PJC pharmacists many continuing education programs, including:

•	quarterly lectures pertaining to different illnesses and their treatments,

•	continuing education through correspondence courses and seminars, and

•	periodic publications updating current market and industry trends.

In addition, all PJC pharmacies have direct access to a prescription drug information center that answers questions or special requests concerning the use of a medication or other medical-related issues. We have also developed an in-house training program for our PJC drug clerks, which we believe is unique in our industry.

Front-End Merchandise. Our PJC franchised stores carry a wide variety of front-end merchandise, including over-the-counter medications, personal care products, private label products, as well as consumable, seasonal and promotional items tailored to local consumer tastes and demands for convenience and quality. Our PJC franchised stores also carry an extensive selection of high-quality beauty, cosmetics and fragrance merchandise. We hold the exclusive rights for the sale in Canada of the Garraud Paris and Jean d’Estrées Paris lines of French cosmetic products and the Solfine Color line of Italian hair coloring. We believe that the selection and quality of such merchandise carried by our PJC franchised stores provides these stores with a competitive advantage relative to other Canadian drugstores, mass merchandisers and food retailers.

Private Label Products. Our PJC franchised stores carry approximately 1,800 private label products. PJC’s private label offerings include our Personnelle line of beauty and cosmetic products, which we believe have developed a reputation for high quality, over-the-counter medications, personal care products. We intend to continue to promote and expand private label and exclusive brand merchandise offerings at our PJC franchised stores to drive sales of these products.

Marketing and Advertising

We maintain centralized marketing and advertising programs for our PJC franchised store network. We believe that our PJC franchisees benefit from our strong, recognizable brand name, experienced and professional marketing support, and lower advertising costs resulting from the scale of our operations. We regularly consult our franchisees on product selection and hold five purchasing exhibitions annually, one of which is devoted exclusively to cosmetics.

The PJC advertising circular is our top promotional vehicle, although we participate regularly in other marketing channels, such as radio, television and local newspapers. These circulars are designed to increase sales front-end products, to satisfy local tastes and demands and to emphasize our PJC Jean Coutu brand name, the quality of our pharmacy services and our commitment to customer service.

Other PJC marketing initiatives include participation in the Air Miles® Reward Program. Our PJC franchised stores are the exclusive Quebec drugstore participants in the Air Miles® Reward Program. Consumers in the Air Miles® Reward Program earn reward miles in connection with product purchases at retailers in various categories. At the end of fiscal 2006, the average Air Miles® shopping cart generated 59.35% more sales when compared to purchases made outside the loyalty program.

Purchasing and Distribution

As a warehouse supplier to our PJC franchised stores, we purchase brand name and generic prescription drugs from numerous manufacturers and wholesalers. We believe that competitive sources are readily available for substantially all of the prescription drugs and front-end merchandise that we supply to our PJC franchised stores and that the loss of any one supplier would not have a material effect on our business. The largest supplier to our Canadian warehouse and distribution center operations for fiscal 2006 was Pfizer Canada, which accounted for approximately 9.35 % of the dollar value of our Canadian warehouse and distribution center supplier volume.

In our Canadian operations, we utilize a data warehouse to track and analyze warehouse inventory levels and selling trends at our PJC franchised stores. We believe this enables us to optimize merchandise levels and product mix in our warehouse and to aid our franchisee purchasing decisions. Approximately 75% of PJC franchised store merchandise is purchased from us and distributed by our own trucks or third party providers from our distribution centers in Longueuil, Quebec and in Hawkesbury, Ontario. The remainder of PJC franchised store merchandise is purchased by our franchisees from other suppliers.

Real Estate

We have significant Canadian real estate assets. As of May 27, 2006, we owned 142 properties, including all or a portion of 53 strip malls and commercial buildings, 9 parcels of undeveloped land and 81 free-standing buildings, most of which house a PJC franchised store. We believe that PJC franchised stores attract other high-quality tenants to our properties because of the consistent retail traffic at our PJC franchised stores. We own and lease to our franchisees 110 of our PJC franchisee locations. All of these leases contain two five-year renewal options and involve fair market value rent increases. In addition, we sublet 217 store locations to other PJC franchisees under leases we have entered into directly with landlords. The leases we have entered into with landlords generally have original terms of 10 years. Our PJC leases with other landlords generally contain two five-year renewal options, and involve fair market value rent increases. We believe that our Canadian real estate assets enable us to ensure that prime locations remain under the PJC banner.

Information Systems

Our warehouse supplier operations and the operations of our PJC franchised stores are supported by the use of modern technology, including point of sale scanners, that enables in-depth analysis of inventory and sales, which enhances the efficiency of our operations and those of our PJC franchisees. The information provided by our technology system enables us to refine, on an ongoing basis, our purchasing operation with our suppliers. We also work with PJC franchisees to customize their shelf space to customer preferences in an effort to increase sales volumes and gross margins. As part of our strategy to provide franchisees with the best possible information technology services, we established a subsidiary, Rx Information Centre Ltd., which is responsible for the development, installation and management of information systems for our PJC and Brooks/Eckerd store networks, as well as related distribution centers and administrative offices.

Rx Information Centre has developed a sophisticated, proprietary pharmacy information and workflow system used in all our PJC franchised stores and Brooks stores. This system is known as Rx Pro in Canada and Brooks Rx Care in the U.S. This system is designed to enable an efficient workflow process that optimizes pharmacy services through fast prescription filling, verification of quality control, reduction in filling errors, reduced chances of adverse drug interaction, examination of workflow data and maximization of the availability of high-demand prescription products. At the customer’s request, this system also allows our Canadian customers to utilize any PJC store to refill prescriptions.

Jean Coutu (USA)

General

Our U.S. operations began in 1987 with one store and grew primarily through acquisitions, including our acquisition of 221 Brooks stores in 1994 and 80 Osco stores in 2002. With the acquisition of the Eckerd stores in July 2004, the U.S. network comprised, as of May 27, 2006, 1,858 Brooks and Eckerd corporate-owned stores and 6 regional distribution centers.

We operate 1,858 Brooks/Eckerd drugstores in 18 states on the East Coast of the United States. Nearly half of our stores are situated in markets in which we command the number 1 and 2 position.

During fiscal 2006, our combined US network filled approximately 119.5 million prescriptions, with an average of approximately 64,300 prescriptions per store.

Store Network

Typical Brooks and Eckerd stores range in size from 10,000 to 13,500 square feet and are freestanding stores on corner locations or in strip shopping centers in high retail traffic areas. On a combined US operations basis, approximately 75% of our stores have been either opened, relocated, remodeled or reconfigured during the last five years. For the past four fiscal years, investments for the combined network have totaled more than US$635 million in the aggregate. Our stores generally carry between 18,000 and 25,000 front-end products, including approximately 1,200 to 2,000 private label products. Our stores’ private label product offerings include beauty and cosmetic products, over-the-counter medications and personal care products.

The table below sets forth the states in which our Brooks and Eckerd stores are located.

States	Number of stores as of May 27, 2006
Connecticut	54
Delaware	21
Georgia	188
Maryland	25
Maine	6
Massachusetts	165
New Hampshire	38
New Jersey	137
New York	356
North Carolina	258
Ohio	1
Pennsylvania	286
Rhode Island	47
South Carolina	107
Tennessee	49
Virginia	87
Vermont	31
West Virginia	2
Total number of store in US network	1,858

The following table provides a history of our US store openings, acquisitions and closings since the beginning of fiscal 2002.

	Fiscal year ended May
	2002	2003	2004	2005	2006

Number of stores at beginning of period	251	331	332	336	1,922
Acquired(1)	80	0	0	1,551	2
New(2)	4	4	5	63	19
Closed or sold	4	3	1	28	85

Number of stores at end of period	331	332	336	1,922	1,858

(1)	Acquired stores are defined to be stores that were acquired and all existing operations were kept at the same location.

(2)	New stores are defined to be stores that were opened without buying or transferring any prescriptions from other locations.

Merchandising Operations

Pharmacy. We believe that it is imperative that our pharmacists provide high-quality and knowledgeable service and advice to customers. It is our strategy to have our pharmacists become an integral part of the health care decision making process of our customers. In our Brooks stores, we utilize the same sophisticated, proprietary pharmacy information and workflow system to ensure highly professional pharmacy services and patient care that is used in our PJC franchised stores. In our Brooks stores, we have branded this system Brooks Rx Care. We believe that our efforts to continually improve pharmacy services at our stores contribute to customer loyalty and increased customer store visits. During fiscal 2006, the Company initiated the implementation of this system within its Eckerd stores.

In the year ended May 27, 2006, approximately 43.5% of the prescriptions filled in our US store network were for brand name drugs and approximately 56.5% of the prescriptions filled were for generic substitutes.

Front-End Merchandise. Our stores carry a wide variety of front-end merchandise, including beauty, cosmetic and fragrance products, over-the-counter medications, personal care products, private label products, as well as consumable, seasonal and promotional items tailored to local consumer tastes and demands for convenience and quality. In order to promote our high quality beauty and cosmetics products, we have opened a number of Derma Skincare Centers in our US stores. At the end of fiscal 2006, 10 centers were in operation. These centers are stocked with high-quality skincare products including the French skincare brands Vichy Laboratories, Avene and Dermablend. These products generally carry higher margins and are priced at a premium to traditional drugstore cosmetics.

Private Label Products. Our Brooks stores carry approximately 1,200 private label products. The Brooks private label brands include Brooks, Harvard Square and Fidelity. Eckerd stores offer approximately 2,000 private label products, mostly under the Eckerd brand name.

Marketing and Advertising

Our advertising and promotion strategy utilizes print, circulars, as well as targeted regional radio and television ads. Circulars are our broadest form of advertising for our US stores, with approximately twenty-one million distributed weekly through various channels such as newspaper and magazine inserts. These circulars are customized to feature beauty and cosmetic products, over-the-counter medications and private label merchandise, to satisfy local tastes and demands and to emphasize quality of our pharmacy services and our commitment to customer service.

Purchasing and Distribution

For fiscal 2006, we purchased approximately 83 % of the dollar volume of branded prescription drugs for our US network from a single supplier, McKesson Corporation. We purchase generic (non-brand name) prescription drugs from numerous manufacturers and wholesalers. We believe that competitive sources are readily available for substantially all of the brand name and generic prescription drugs and front-end merchandise we carry in our stores and that the loss of any one supplier would not have a material effect on our business. The largest supplier of front-end merchandise for the fiscal year ended May 27, 2006, was Procter & Gamble, which accounted for approximately 8.5% of the dollar value of our front-end inventory purchases.

For the period ended May 27, 2006, approximately 82 % of our front-end merchandise and 87 % of prescription drugs were purchased centrally and distributed, principally by our own trucks, through our various distribution centers. The remainder of store merchandise is shipped directly to our stores or is purchased locally at the store level.

Third-Party Payors

MEDCO and Caremark accounted for approximately 14% and 13.6% respectively of our pharmacy sales for the period ended May 27, 2006. No other single health plan contract or other third-party payor accounted for more than 10% of such revenues during the same period. In a typical third-party payment plan, we contract with a third-party payor (such as an insurance company, a prescription benefit management company, a governmental agency, a private employer, a health maintenance organization or other managed care provider) that agrees to pay for all or a portion of a customer’s eligible prescription purchases in exchange for reduced prescription rates. State Medicaid programs may set allowable prescription dispensing fees as well as any discount that a pharmacy may apply to a drug.

For the period ended May 27, 2006, the top five third-party payors in our U.S. store network accounted for approximately 40 % of pharmacy sales. Third-party payor prescriptions represented 95.6 % of pharmacy sales and 93.4 % of the prescriptions filled at our store network during the period ended May 27, 2006.

In the ordinary course of business, our US pharmacy operations are subject to audits by third-party payors and may be required to reimburse amounts determined to be overpayments. Any significant loss of third-party payor business, overpayment or dispute over compliance with the terms of a third party payor agreement could have a material adverse effect on our business and results of operations.

Real Estate

Our US operations comprise 1,858 stores, 6 regional distribution centers and 26 local and regional offices. Of our US stores, approximately 986 are freestanding stores and approximately 876 stores have drive-up windows. We own 173 U.S. properties including our 6 distribution centers and the property housing our US headquarters.

We lease 1,685 locations, many of which have original terms of 10 to 20 years. In addition to minimum rental payments, which are set at competitive market rates, certain of these leases require additional payments based on sales volume, as well as reimbursement for taxes, maintenance and insurance. Most of our Eckerd leases contain two renewal options, some of which involve fair market value rent increases.

Information Systems

Our U.S. operations are supported by the use of technology, including point of sale scanners, which enable us to perform analysis of inventory and sales, which we believe, enhances the efficiency of our operations.

Our information technology systems are developed and maintained by Rx Information Centre Ltd., our subsidiary responsible for the development, installation and management of information systems for our Canadian and U.S. stores, distribution centers and administrative offices.

In all our Brooks stores we use the Brooks Rx Care system. This proprietary pharmacy information and workflow system, designed by Rx Information Centre and also used in our PJC franchised stores, enables an efficient workflow process that optimizes our pharmacy services through fast prescription filling, verification of quality control, reduction in filling errors, reduced chances of adverse drug interaction, examination of workflow data and maximization of the availability of high-demand prescription products. At the customer’s request, this system allows our Brooks customers to utilize any Brooks stores to refill prescription. During fiscal 2006, the Company initiated the implementation of this system within its Eckerd stores.

Specialized skill and knowledge

Our Company was founded in Quebec in 1969 by Jean Coutu, our Chairman of the Board, President and Chief Executive Officer. François J. Coutu is the Vice Chairman of the Board and the President of Canadian Operations and Michel Coutu is the President of US Operations. François J. Coutu and Michel Coutu, who are sons of Jean Coutu, have worked in the retail drugstore business for more than 28 years.

In November 2005, Pierre Legault joined the Company as Executive Vice-President of the Company. In addition to an extensive experience in integration, having lead and participated in more than ten mergers and acquisitions, Pierre Legault has worked in the pharmaceutical industry for more than 15 years.

Our Canadian and U.S. senior management teams have developed extensive expertise in operating a chain of corporate-owned drugstores and in operating a drugstore franchisor and warehouse supplier business.

Human Resources

As of May 27, 2006, The Jean Coutu Group and its subsidiaries had approximately 47,115 permanent employees: 981 in Canada (1) and 46,134 in the United States.

As of May 27, 2006, 355 employees of the Company in Canada were unionized. These employees work at The Jean Coutu Group’s distribution centre in Longueuil and are members of the Syndicat des travailleuses et travailleurs de PJC entrepôt-CSN. The current collective agreement, signed on May 1st, 2006, ends on December 31, 2011.

As of May 27, 2006, the Canadian franchised outlets employed a total of 13,939 persons, 35 of those employees in one outlet were unionized.

In the United States, Brooks and Eckerd operations employed approximately 46,134 persons, approximately 45,431 of whom were working in the corporate pharmacies network and distribution centers, and approximately 703 employees were working in administrative functions.

____________________

(1) This number includes corporate employees only and excludes Canadian franchised network personnel.

Trademarks

The Jean Coutu Group owns or holds rights to trademarks or trade names used in conjunction with the operation of its business including, but not limited to, «Brooks" and «Brooks Rx Care" in the United States; «Personnelle", «PJC", «PJC Jean Coutu" and «PJC Clinique" in Canada; and «Rx Pro" in the provinces of Quebec and New Brunswick. As a result of the Eckerd acquisition, the Company has also acquired rights to trademarks or trade names used in conjunction with the operation of the TDI business, including, but not limited to, «Eckerd", «Eckerxd" and «Genovese".

Economic and Competitive Environment

The PJC, Brooks and Eckerd stores compete with local, regional and national companies, including other drugstore chains and banner groups, independently owned drugstores, supermarkets, mass merchandisers and discount stores. We primarily compete with national drugstore chains, but also increasingly face competition from supermarkets and mass merchandisers, who have expanded their offerings to include pharmacy products and services. We also face increasing competition from internet-based providers, mail order pharmacies and, in the U.S., re-importation of prescription drugs. See «Risk and Uncertainties — Competition" on page 30 of the 2006 MD&A, which is incorporated to this Annual Information Form by reference. The 2006 MD&A is available on SEDAR at www.sedar.com.

Chain drugstores remain the main channel for prescription drug sales and have increased their share of prescription sales at the expense of the independently owned drugstores, which have difficulty competing with chain drugstores on the pricing of front-end merchandise. Another major factor for the competitiveness of chain drugstores is the convenience of chain drugstore locations. According to a 2005 National Association of Chain Drug Stores Foundation Survey, 67% of consumers identified convenience as the prime reason they choose a particular pharmacy.

Environmental Policy

The Company adopted an Environmental Policy which describes its approach on the subject. The content of this Policy is revised periodically and is available on the Company’s website at www.jeancoutu.com.

Requirement related to environmental protection do not and will not, at the Company’s knowledge, have any significant impact on the Company’s capital spending, earnings or competitiveness within the normal course of its business.

Risks Factors

The « Risks and Uncertainties " section of our 2006 MD&A is incorporated herein by reference, as supplemented from time to time in the « Risks and Uncertainties " sections of our quarterly reports to shareholders. The Company’s MD&A is available on SEDAR at www.sedar.com.

ITEM 4.	DIVIDENDS

The following table provides a summary of the dividends declared and paid by the Company to all holders of Class A Subordinate Voting Shares and Class B Shares for the three most recent years.

Fiscal year ended May 31, 2004, May 26, 2005 and May 27, 2006 CAN$ per share
2006	0.12
2005	0.12
2004	0.12

For the period ended May 27, 2006, The Jean Coutu Group intends to maintain its dividend policy, which provides for the payment to shareholders of four quarterly dividends based on financial forecasts for the current year.

The declaration, amount and date of any future dividends will continue to be considered by the Board of Directors of the Company based upon and subject to the Company’s earnings and financial requirements, any covenants in its loan documentation and other conditions prevailing at the time.

Event subsequent to May 27, 2006

On August 3, 2006, the Board of Directors of The Jean Coutu Group declared a quarterly dividend of Can$0.03 per Class A Subordinate Voting Share and Class B Share. This dividend will be paid on August 31, 2006 to all shareholders of the Company on record on August 17, 2006.

ITEM 5.	CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of Class “A” Subordinate Voting Shares without par value, an unlimited number of Class "B" Shares without par value (the «Class B Shares") and an unlimited number of Class "C" Shares without par value, issuable in one or more series (the «Class C Shares").

As of May 27, 2006, 142,294,060 Class A Subordinate Voting Shares and 119,385,000 Class B Shares were issued and outstanding as fully paid. No Class C Shares are presently issued and outstanding.

The following is a summary of the material provisions concerning the various classes of shares of our authorized share capital and is subject to the complete text of the rights, privileges, conditions and restrictions attached to these shares.

Class A Subordinate Voting Shares and Class B Shares

Voting rights

The Class A Subordinate Voting Shares are entitled to one vote per share and the Class B Shares are entitled to ten votes per share.

Change in voting rights attached to the Class B Shares

In the event that the «Coutu Family" ceases to be the beneficial owner, directly or indirectly, of shares representing 50% or more of the votes attaching to all shares then outstanding, the Class B Shares shall thereupon confer upon their holder the right to one vote per share.

«Coutu Family" means Jean Coutu, and his descendants, born or to be born, or any one of them, as well as a body corporate, a partnership or a trust, however constituted, controlled by one or more of them.

Issue of Class B Shares

As long as any Class B Shares are outstanding, we shall not, at any time, unless the holders of such shares shall have given their consent by way of special resolution, issue Class A Subordinate Voting Shares unless, at the time of issue and in the manner determined by our Board of Directors, we offer to the holders of Class B Shares the right to subscribe for, pro rata the number of shares they respectively hold, an aggregate number of Class B Shares such that, if the holders of Class B Shares decided to subscribe for all of the Class B Shares that they will be entitled to subscribe for at that time, the proportion of voting rights attaching to the Class B Shares issued and outstanding immediately following such subscription in relation to all the voting rights attaching to all of the issued and outstanding shares immediately following the issue of Class A Subordinate Voting Shares shall be the same immediately following the issue of Class A Subordinate Voting Shares as immediately prior to that issue.

Dividends

The Class A Subordinate Voting Shares and Class B Shares participate equally, share for share, in any dividend which may be declared, paid or reserved for payment by us.

Exchange privilege in the event of a Bid

Should a Bid (as defined below) be made in respect of the Class B Shares to the holders of Class B Shares without being concurrently made upon the same terms to the holders of Class A Subordinate Voting Shares, each Class A Subordinate Voting Share will become exchangeable into one Class B Share at the holder’s option in order to permit such holder to accept such bid, subject however to the acceptance of the Bid by the holders of a number of outstanding Class B Shares which entitles them, at a given date, to more than 50% of the voting rights attaching to all of the shares in our share capital carrying voting rights.

«Bid" as defined in our Articles of Amendment, means a take-over bid, a take-over bid by way of an exchange of securities or an issuer bid (as defined in the Securities Act (Quebec), as currently enacted or as it may be amended or reenacted thereafter) in order to purchase Class B Shares; provided, however, that a Bid does not include (i) a Bid made at the same time, price and conditions to all of the holders of Class B Shares and to all of the holders of Class A Subordinate Voting Shares, (ii) a Bid for all or any part of the Class B Shares issued and outstanding at the time of the Bid, where the purchase price for each Class B Share does not exceed 115% of the average market price obtained by averaging the closing prices of the Class A Subordinate Voting Shares during the 20 days of market activity preceding the date of the Bid, or (iii) a Bid made by one or more members of the Coutu Family, to one or more members of the Coutu Family.

The exchange privilege may be exercised until the expiry date of a Bid by providing us or our transfer agent with a written notice of intention to exercise the said exchange privilege in respect of all or any part of the Class A Subordinate Voting Shares held accompanied by the share certificates representing such shares. The exchange privilege shall be deemed to have been exercised at the date at which such written notice accompanied by the share certificates are received by us or our transfer agent; our Articles of Amendment provide for the processing of notices and share certificates, the issuance of share certificates, the exercise of voting rights, the sending of notices by our transfer agent to the holders of Class A Subordinate Voting Shares and the payment of the purchase price for the shares sold pursuant to the bid.

Exchange privilege attached to Class B Shares

Each Class B Share may at any time, at the holder’s option, be exchanged for one Class A Subordinate Voting Share.

Liquidation

In the case of liquidation or dissolution of The Jean Coutu Group (PJC) Inc. or of any other distribution of our assets among our shareholders for the purposes of the winding-up of our affairs, the holders of Class A Subordinate Voting Shares and the holders of Class B Shares shall be entitled to divide equally all of our assets available for payment or distribution, on a share-for-share basis, based upon the number of shares they hold respectively, without preference or distinction.

Rank

Except as otherwise provided for above, each Class A Subordinate Voting Share and each Class B Share carry the same rights, are equal in all respects and must be treated by us as if they were shares of one class. The Class A Subordinate Voting Shares and the Class B Shares rank, as to dividends and reimbursement of capital in the event of liquidation or dissolution, after the Class C Shares.

Amendment

Our Articles of Amendment provide that certain amendments, the effect of which is to affect the rights, privileges, conditions and restrictions attached to the Class A Subordinate Voting Shares and to the Class B Shares, must be authorized by at least 3/4 of the votes cast at a meeting of the holders of Class A Subordinate Voting Shares or, as the case may be, of the holders of Class B Shares, duly held for that purpose.

Class C Shares

The Class C Shares may be issued from time to time in one or more series and our directors may determine by way of resolution the denomination, rights, privileges, conditions and restrictions attaching to each series. The Class C Shares of each series rank equally with the Class C Shares of any other series as to dividends and reimbursement of capital in the event of liquidation or dissolution of our Company, and rank before the Class A Subordinate Voting Shares and Class B Shares as to dividends and reimbursement of capital.

Voting rights

The Class C Shares, as a class, are not entitled to any voting rights, save those instances where class voting rights are provided for in our Articles of Amendment.

Liquidation

In the event of liquidation or dissolution of The Jean Coutu Group (PJC) Inc. or any other distribution of our assets among our shareholders for the purpose of the winding-up of our affairs, the holders of Class C Shares shall be entitled to receive the paid-up capital in respect of such shares, as well as any non-cumulative dividend declared and remaining unpaid at the time of distribution or, as the case may be, any cumulative dividend accumulated and remaining unpaid, whether declared or not, but will be entitled to no further participation in our assets.

Amendment

Our Articles of Amendment provide that certain amendments, the effect of which is to affect the rights, privileges, conditions and restrictions attached to Class C Shares, must be authorized by at least 3/4 of the votes cast at a meeting of the holders of the Class C Shares duly held for that purpose.

Senior Notes

As at May 27, 2006, the credit ratings of the Company’s debt securities as at the end of its most recently completed fiscal year were as follows:

	Standard & Poor’s (“S&P”)	Moody’s Investors Service	Fitch Ratings	DBRS
Senior Unsecured Notes	B-	B3	B+	B
Senior Unsecured Subordinated Notes	B-	Caa2	CCC+	B (low)

Credit ratings established by these rating agencies are based on quantitive and qualitative considerations relevant to the Company such as the acquisition of Eckerd.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies described above is set out below.

Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the Company’s credit debt ratings will generally affect the market value of the debt. The foregoing ratings may be revised or withdrawn at any time by the rating agency if in its judgment circumstances warrant.

During fiscal 2006, the ratings attributed by S&P were lowered from B to B-. During the same period, Moody’s, maintained the rating on the Senior Unsecured Notes at B3 and lowered the rating attributed to the Senior Unsecured Subordinated Notes from B3 to Caa2. A rating downgrade does not result in any cash payment and interest rates are not based on corporate rating. During the same period, Fitch Ratings and Dominion Bond Rating Services (“DBRS”) have, for the first time, initiated their coverage of the Company’s debt securities.

Standard & Poor’s Rating Services

An obligor rated ‘B’ (the 6th highest category out of 10) is vulnerable but currently has the capacity to meet its financial commitments. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitments.. The “-“ sign shows the relative standing within the rating categories.

Moody’s Investors Service

According to Moody’s ratings, obligations rated B are considered speculative and are subject to high credit risk. The modifier 3 indicates a ranking in the lower end of that generic-rating category. A « B " rating is the 6th highest category out of 10. Obligation rated Caa (the 7th highest category out of 10) are subject to very high credit risk. The modifier 2 indicates a mid-range ranking of its generic rating category.

Fitch Ratings

The rating attributed by Fitch Ratings are the 6th (B) and 7th (CCC+) highest categories out of 11. The modifier (+) denotes the relative status within major rating categories. The B rating attributed to the Senior Unsecured Notes indicates that significant credit risk is present, but a limited margin of safety remains. Financial commitment are currently being met however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment. The CCC rating attributed to the Senior Unsecured Subordinated Notes denotes that a default is a real possibility. Capacity to meet its financial commitment is solely reliant upon sustained, favorable business and economic conditions.

DBRS

The rating attributed by DBRS is the 6th highest category out of 10. The subcategory “low” denotes the relative status within major rating categories. The rating B is considered highly speculative and there is a reasonably high level of uncertainty as to the ability of the entity to pay interest and principal on a continuing basis in the future, especially in periods of economics recession or industry adversity.

ITEM 6.	MARKET FOR THE NEGOCIATION OF SECURITIES

Class A subordinate voting shares of The Jean Coutu Group are traded on the Toronto Stock Exchange under the PJC. A symbol.

The program introduced in 2004 to indicate particular voting structures was discontinued by TSX Group’s equity exchanges in early 2006. Consequently, on June 5, 2006, the stock symbol of the Class A Subordinate Voting Shares of The Jean Coutu Group has been changed to remove the voting structure indicator “SV”.

All other characteristics of the shares, including CUSIP numbers, remained unchanged.

Trading Prices and Volumes

The information below pertaining to prices is stated in Canadian dollars and per share.

Month	High	Low	Volume
June 2005	19.51	17.73	10,752,111
July 2005	19.38	17.90	6,569,385
August 2005	21.33	18.07	12,234,791
September 2005	22.36	19.75	7,893,651
October 2005	20.89	13.45	30,578,061
November 2005	14.59	11.90	29,706,031
December 2005	14.40	11.61	22,856,230
January 2006	15.25	13.20	24,268,580
February 2006	14.86	13.25	11,523,480
March 2006	13.25	10.78	26,613,019
April 2006	12.23	11.06	19,552,246
May 2006 [2]	12.84	11.35	13,783,839
Total			216,331,424

(2) For the period ended May 27, 2006

Notes

As part of its financing of the Eckerd acquisition, the Company has offered to qualified institutional buyers and others US$1.2 billion of senior notes consisting of (1) US$350.0 million of unsecured senior notes bearing interest at 7.625% and maturing on August 1, 2012, and US$850.0 million of unsecured senior subordinated notes bearing interest at 8.5% and maturing on August 1, 2014.

ITEM 7.	DIRECTORS AND OFFICERS

Directors

The name and occupation of the directors of the Company and their place of residence along with the composition of the committees of the Board of Directors appear in the following tables. The information is accurate as of May 27, 2006.

List of Directors
Name / Place of Residence	Function	Director Since	Principal Occupation	Previously Held Positions
Lise Bastarache Candiac. Quebec	Director	March 2003	Corporate Director	Regional Vice President, Private Banking Quebec for RBC Financial Group.
François J. Coutu Montreal. Quebec	Director, Vice Chairman and President of the Canadian Operations	December 1985	Vice Chairman and President of the Canadian Operations	President and Chief Executive Officer from 2002 to 2005 and President and Chief Operating Officer of the Company from 1992 to 2002.

Jean Coutu Montreal. Quebec	Director, Chairman of the Board, President and Chief Executive Officer	June 1969	Chairman of the Board, President and Chief Executive Officer of the Company	Chairman of the Board from 2002 to 2005
Marie-Josée Coutu Montreal. Quebec	Director	September 1997	President of the Fondation Marcelle et Jean Coutu
Michel Coutu Providence, Rhode Island	Director and President of US Operations of the Company	December 1985	President of US Operations and President and Chief Executive Officer of The Jean Coutu Group (PJC) USA, Inc.
Louis Coutu Montreal. Quebec	Director and Vice President Commercial Policies	December 1985	Vice President Commercial Policies of the Company
Sylvie Coutu Montreal. Quebec	Director	September 1997	President of Sylvie Coutu Design
L. Denis Desautels Ottawa, Ontario	Director	January 2003	Guest Director of the School of Management at the University of Ottawa
Marcel Dutil Montreal. Quebec	Director	September 1995	Chairman of the Board and Chief Executive Officer of the Canam Group inc.
Me Nicolle Forget Longueuil, Quebec	Director	September 1993	Corporate Director
Pierre Legault Providence, Rhode Island	Director and Executive Vice President	August 2004	Executive Vice-President of the Company	Worldwide President of Sanofi-Aventis Dermatology from 2003 to 2006 and Senior Vice-President and CFO of the North American Business of Aventis from 2000 to 2003
Me Yvon Martineau Montreal. Quebec	Director	December 1985	Senior Partner, Fasken Martineau DuMoulin L.L.P.
Érik Péladeau Ville Lorraine. Quebec	Director	September 1993	Vice Chairman and Executive Vice President of Quebecor Inc.
Roseann Runte Norfolk, Virginia	Director	October 2004	President of Old Dominion University in Norfolk, Virginia.
Peter Simons Sillery. Quebec	Director	May 2006	President – La maison Simons

Dennis Wood Magog. Quebec	Director	March 2004	Chairman of the Board and President and Chief Executive Officer of DWH Inc.

Composition of the Committees of the Board of Directors
Audit Committee L. Denis Desautels, President Lise Bastarache Marcel Dutil Dennis Wood	Executive Committee François J. Coutu, President Jean Coutu Michel Coutu Érik Péladeau Dennis Wood	Human Resources Committee Nicolle Forget, President Lise Bastarache Sylvie Coutu Yvon Martineau Érik Péladeau Roseann Runte
Governance Committee Yvon Martineau, President Lise Bastarache Marie-Josée Coutu L. Denis Desautels Nicolle Forget	Liaison and Strategic Planning Committee Dennis Wood, President Louis Coutu Marie-Josée Coutu Marcel Dutil Pierre Legault Yvon Martineau Roseann Runte	Ad Hoc Committee on Organizational Development Yvon Martineau, President Marcel Dutil Nicolle Forget Érik Péladeau Dennis Wood

Officers

The names, places of residence, and principal occupations of the past five years of the Officers of The Jean Coutu Group and its subsidiaries appear in the following table. The information is accurate as of May 27, 2006.

Name, place of residence	Occupation [3]

THE JEAN COUTU GROUP (PJC) INC.
Andre Belzile Drummondville, Quebec	Senior Vice President, Finance and Corporate Affairs
Michel Boucher Longueuil, Quebec	Vice President and Chief Information Officer
Denis Courcy Laval, Quebec	Vice President, Human Resources and Legal Affairs
François J. Coutu Montreal, Quebec	Vice Chairman of the Board and President of Canadian Operations
Jean Coutu Montreal, Quebec	Chairman of the Board, President and Chief Executive Officer
Louis Coutu Montreal, Quebec	Vice President, Commercial Policies
Michel Coutu Providence, Rhode Island	President of US Operations

Guy Franche Rosemère, Quebec	Vice President, Internal Audit
Yvon Goyer Lachenaie, Quebec	Vice President, Services and Promotions
Kim Lachapelle Montreal-West, Quebec	Corporate Secretary
Pierre Legault Providence, Rhode Island	Executive Vice-President
Alain Lafortune St-Sauveur, Quebec	Senior Vice President, Purchasing and Marketing
Richard Mayrand Montreal, Quebec	Vice President, Pharmacy and Public Affairs
Johanne Meloche Laval, Quebec	Vice President, Cosmetics, Exclusive Brands and Beauty Programs
Normand Messier Longueuil, Quebec	Senior Vice President, Network Exploitation
Jean-Pierre Normandin Varennes, Quebec	Vice President, Distribution Centre
Marcel A. Raymond Lorraine, Quebec	Vice President, Control and Treasury
THE JEAN COUTU GROUP (PJC) USA Inc
Tim Burger Alison Park, Pennsylvania	Group Vice President
Enzo Cerra Palm Harbor, Florida	Executive Vice President, Marketing
Michel Coutu Providence, Rhode Island	President and Chief Executive Officer
Barbara Donellan Franklin, Massachusetts	Vice President, Information Systems
Felise Feingold Boston, Massachusetts	Vice President and General Counsel
Walter Gommermann Wakefield, Rhode Island	Vice President, Distribution
C. Daniel Haron Warwick, Rhode Island	Vice President, Pharmacy and professional Affairs
Robert Hureau East Greenwich, Massachusetts	Vice President, Corporate Controller
Donald Kinney Franklin, Massachusetts	Group Vice President
Michael Maholm Largo, Florida	Vice President, Replenishment
Daniel Miller Palm Harbor, Florida	Vice President, Pharmacy Operations

David A. Morocco Newton, Massachusetts	Executive Vice President, Strategic Business Project
Curt Neel Belleair, Florida	Senior Vice President, Distribution and Logistics
Howard Nobleman Saunderstown, Rhode Island	Vice President, Acquisition and Real Estate
Jim O’Neill East Greenwich, Rhode Island	Vice President, Purchasing, General Merchandise and Consumables
Douglas Palmacci Pembroke, Massachusetts	Vice President, Advertising and Merchandising
Steve Parsons North Kingstown, Rhode Island	Senior Vice President, Human Resources
Allan Patrick Palm Harbor, Florida	Group Vice President
Oliver Pelkey Chepacher, Rhode Island	Vice President, Loss Prevention
Robert Pouliot North Kingstown, Rhode Island	Senior Vice President, Purchasing
Thomas W. Reichert Charlotte, North Carolina	Group Vice President
Ernie Richardsen Pittsburgh, Pennsylvania	Vice President Pharmacy Category Management
Kenneth Robinson Smithfield, Rhode Island	Vice President, Managed Care
Anthony Sadler West Greenwich, Rhode Island	Vice President, Operations Services
Peter Schmitz Newport, Rhode Island	Vice President, Real Estate
Kenneth Spader Cumberland, Rhode Island	Vice President, Construction, Facilities, Engineering and Store Planning
William Z. Welsh Jr. East Greenwich, Rhode Island	Executive Vice President and Chief Operating Officer
Randy Wyrofsky North Providence, Rhode Island	Executive Vice President and Chief Financial Officer

(3)

For the past five years, all Officers of the Company and the American Subsidiary have occupied the positions given above or other management positions within the Company and/or Eckerd and affiliated companies, except for Andre Belzile who prior to May 10, 2004 acted as Vice President and Chief Finance Officer of Cascades Inc.; Guy Franche who prior to April 17, 2006 occupied the following positions at Domtar Inc.: Director, Internal Audit from July 1995 to April 2003 and Vice-President, Internal Audit of Domtar Inc. from May 2003 to April 2006; Kim Lachapelle who, prior to joining the Company in August 2004, was Legal Counsel and Corporate Secretary of Pebercan Inc.; Pierre Legault, who prior to January 2006 occupied the following positions: Worldwide President of Sanofi-Aventis Dermatology from 2003 to 2006 and Senior Vice-President and CFO of the North American Business of Aventis from 2000 to 2003; Marcel A. Raymond, who, prior to joining the Company in November 2004, was the Vice President, Finances of Labatt Breweries Ltd.; Robert Hureau who, prior to joining the Company, in September 2004, was the Corporate Controller of Ocean Spray Cranberries, Inc.; Felise Feingold who, prior to January 2005, was an associate at McDermott, Will and Emery; Jim O’Neill who, prior to January 2006, occupied the following positions: Merchandising Director for Sears Holdings – Hoffman Estate from July 2005 to December 2005 and Vice President Merchandising of Eckerd from November 1992 to April 2005; Douglas Palmacci who, prior to June 2005 occupied the following positions: Director of Advertising of Herald News from March 2001 to August 2003 and Vice President, Advertising of the Colibri Group from September 2003 to June 2004 and finally Steve Parsons who prior to June 2005 occupied the following positions: Human Resources Director for Sears, Roebuck and Company from June 2003 to June 2005 and Director of Human Resources at Whirlpool Corporation from 1996 to 2003.

As of May 27, 2006, the Directors and Officers of the Company, beneficially, as a group, owned, directly or indirectly, or exercised control over 4.02% of Class A Subordinated Voting Shares and 100% of Class B Shares.

ITEM 8.	LITIGATION

There are various legal proceedings and claims pending against us, most of which are with respect to Eckerd that are common to our operations. While it is not feasible to predict or determine the ultimate outcome of these matters, it is the opinion of management that these suits will not result in monetary damages not covered by insurance that in the aggregate would be material and adverse to our business or operations. Future losses which exceed insurance policy limits or, under adverse interpretations if any, are excluded from coverage would have to be paid out of general corporate funds.

As of this date, no suit considered individually (or collectively if related), whether covered or not by the Company’s insurance, exceeds 10% of its consolidated asset.

ITEM 9.	INTEREST OF INFORMED PERSONS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Mr. Jean Coutu, Chairman of the Board of Directors personally, as franchisee of one Jean Coutu outlet as well as through certain corporations in which he holds an interest is involved in numerous transactions with the Company and its subsidiaries. The same is true of Mr. François J. Coutu, President and Chief Executive Officer of the Company, as franchisee with respect to one outlet. These transactions are concluded in the normal course of the Company’s business and in accordance with the same terms and conditions applicable to other franchisees. These transactions involve the supply of products and the payment of royalties, rent, interests, store opening expenses, accounting and management fees as well as fees for computer and security and protection services.

ITEM 10.	TRUST AGENT AND REGISTRAR

The transfer agent and registrar for the shares of the Company is Computershare Trust Company of Canada c/o National Bank Trust, 1100 University Street, Suite 1200, Montreal, Quebec H3B 2G7.

ITEM 11.	MATERIAL CONTRACTS

Amendment to Senior Secured Credit Facilities

On March 10, 2006, the Company amended its senior secured credit facility maturing in 2011. The amended facility requires compliance with certain financial covenants, which include (a) a maximum leverage ratio of 5.25x through September 2, 2006, decreasing gradually over time to 2.50x as of March 1, 2009 and (b) a minimum fixed charge coverage ratio of 1.1x, increasing gradually over time to 1.4x for the fiscal quarter ended on or about May 31, 2010. As a result of the amendment, the applicable margin on the Term B loans increased by 25 basis points.

ITEM 12.	INTEREST OF EXPERTS

Name of Expert

The consolidated financial statements of the Company for the year ended May 27, 2006 have been audited by Deloitte & Touche, L.L.P., independent chartered accountants.

Interest of Expert

During the year ended May 27, 2006, the Audit Committee of the Company obtained a written confirmation from Deloitte & Touche, s.r.l. chartered accountants, confirming their independence according to the Code of Ethics of the Ordre des comptables agréés du Québec and the Securities Act administered by the US Securities and Exchange Commission and requirements of the Independence Standard Board.

ITEM 13.	AUDIT COMMITTEE DISCLOSURE

Charter

1.	Composition

1)	The Audit Committee shall consist of at least three (3) members and a maximum of seven (7) members.
2)	Each of the members of the Audit Committee shall be a director of the Company.
3)	Each member of the Audit Committee shall be independent.
4)	Each member of the Audit Committee shall be financially literate.

2.

Election of members. The members, as well as the president of the Audit Committee, are elected by the Directors of the Company during the first meeting of the Board of Directors immediately following the general shareholders meeting of the Company.

3.

Terms of mandate. The mandate of a member of the Audit Committee begins at the date of the meeting of the Board of Directors during which he is elected to this position and expires at the date of the first meeting of the Board of Directors during which his successor is duly elected or appointed, unless the member is replaced before the end of the term by resolution of the Board of Directors.

4.

Death, incapacity or resignation of a member. In the event that the Board of Directors must fill a Audit Committee vacancy resulting from the death, the incapacity or the resignation of a member, the member of the Audit Committee appointed to fill the Audit Committee vacancy is dispensed from the application of paragraphs 3) and 4) of article 1 for a period ending at the latest of the two following dates:

a)	The next annual shareholders meeting of the Company, or
b)	six (6) months after the event leading to the vacancy.

The present article shall apply whenever the Board of Directors of the Company has reason to believe that this exemption could significantly reduce the capacity of the Audit Committee to act independently and to comply with other regulatory requirements.

5.

Meeting of the Committee. The Audit Committee is required to meet at least four (4) times a year in the place, and at the date and time determined by the secretary after consultation with the president and the members of the Audit Committee. A member of the Audit Committee can request the holding of an extraordinary meeting at any time by sending the secretary a notice to this effect.

6.

Invitation to attend. A notice with the time, date and object of any meeting of the Audit Committee shall be sent by any mode of transmission permitted by law or communicated by telephone to each member and to the auditors of the Company at least two (2) days before the date of the meeting.

7.	Conference call. The members of the Audit Committee may participate to a meeting via means allowing all the said participants to communicate between themselves, more specifically by conference call.

8.	Quorum. The quorum of the Audit Committee consists in the majority of members attending the meeting.

9.

President. The meeting of the Audit Committee is presided by a member of the Audit Committee appointed by the Board of Directors and in his absence by a member chosen among the members then attending any given meeting.

10.	Procedure. Audit Committee meeting procedures are the same as those in effect during Board of Director meetings.

11.	Majority required. The questions debated during an Audit Committee meeting are decided by the majority of votes cast.

12.	Remuneration. The members of the Audit Committee receive in compensation for their services on the said committee the remuneration determined via a resolution of the Board of Directors of the Company.

13.	Powers. The Audit Committee has the following powers:

a)	to communicate directly with or to meet privately with any manager or employee of the Company, as well as its internal or external auditors;
b)	to hire independent attorneys or other counselors it deems necessary to exercise its functions;
c)	to determine and pay the fees of the counselors it employs.

14.

Mandate. The preparation and the presentation of the financial statements of the Company, their accuracy, as well as the efficiency of the internal audit are the responsibility of management. Management is also responsible for maintaining adequate internal control and procedures, as well as for the implementation of appropriate policies and standards regarding accounting and presentation of financial statements. The external auditors are responsible for the audit of annual financial statements in accordance to generally accepted accounting principles.

The Audit Committee is created to review on a continuous basis the pertinence and the efficiency of these activities and to assist the Board of Directors to oversee the accuracy of the financial statements of the Company, of the pertinence and the efficiency of internal controls, of the independence of external auditors, and of compliance by the Company to legal and regulatory requirements.

The Audit Committee must review its mandate each year.

The Audit Committee’s mandate extends to the Company, its divisions and subsidiaries and is described more particularly as follows:

14.1	Responsibilities in respect to financial disclosure and financial reports

•	Each quarter, the Audit Committee reviews the financial statements as well as the management discussion and analysis of the Company before its approval by the Board of Directors;

•	It ensures that the Company complies with regulatory standards relative to the preparation and the disclosure of financial statements and the management report.

•	It inquires about changes to accounting policies having a material impact on the presentation of financial statements.

•	It reviews and makes sure that all claims or lawsuits, which may have a material impact on the finances of the Company, are correctly recorded in the financial statements.

•	It ensures that the financial statements of the Company are accurate, reliable and honest.

•	It evaluates the decisions taken by management or by the auditors relative to the presentation of financial statements.

•	It reviews the press releases concerning the annual and quarterly releases of financial results of the Company before their approval by the Board of Directors.

•	It ensures that the disclosure policy and practices of the Company conform to the regulatory requirements applicable to the Company.

14.2	Relationship with external auditors

•

The Audit Committee recommends to the Board of Directors the appointment of the external auditors as well as their fees, and reviews their employment perquisites, as well as other services they may be called upon to provide to the Company and the circumstances which may justify and warrant a change of external auditors, which report directly to this committee;

•

It oversees the work of the external auditor employed to deliver an audit report or render other audit, review or attestation services to the Company, including the resolution of disagreements between management and the external auditor concerning financial information;

•

It discusses and reviews the competence, independence and objectivity of the external auditors and of the partner of the external audit firm in charge of the mission with the Company, as well as the rotation of the partner in charge or of the other partners involved on the engagement team;

•

It reviews the mandate and the external audit program, the letter of recommendation which follows the annual audit and the corresponding follow-ups, the major changes to accounting policies, the main value judgments at the basis of the financial statements and how they are drafted;

•

It preapproves all non-audit services that the external auditor of the Company or those of its subsidiaries must render to the Company or to its subsidiaries within the context of the Control Procedure Relative to the Employment of Auditors;

•	It may contact the external auditors directly at any time;
•	It meets management and the external auditors separately at least once a year and more often, as necessary.
•	It questions external auditors regarding their relationship with the management of the Company, as well as the difficulties encountered during their audit mandate, as the case may be.

14.3	Responsibilities concerning the internal audit

•

The Audit Committee meets the vice president, internal audit, as well as the management of the Company, to discuss the efficiency of internal controls implemented by the Company, as well as the measures taken to rectify any major weakness or failure discovered;

•	It reviews the mandate and the internal audit programs, the resources granted to the function and the follow-ups made in accordance to the recommendations of the vice president, internal audit;
•	It reviews the statements of the vice president, internal audit concerning the efficiency of the internal controls of the Company with regard to the audit work performed;

14.4	Responsibilities concerning internal controls

•	The Audit Committee supervises the presentation by management of information concerning internal controls.
•

It requires that management implements appropriate internal and disclosure controls of financial information extracted or derived from the financial statements of the Company for the benefit of the public;

•

It inquires with management about the Company’s disclosure controls and procedures as well as the existence of a significant deficiency and/or material weakness in the conception or application of the internal controls over financial reporting.

•	It reviews, evaluates and approves periodically such controls;
•	It verifies all investments and operations likely to impact negatively the sound financial situation of the Company when it is brought to its attention by the auditor(s) or an executive;
•

It oversees the implementation of procedures concerning the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

•

It oversees the implementation of procedures concerning the confidential, anonymous submission by employees of the issuer, including its divisions and subsidiaries, of concerns regarding questionable accounting or auditing matters.

14.5	Review of transactions between tied persons

•	The Audit Committee reviews management’s report on related-parties transactions during the year.

14.6	Pension Plans

•	The Audit Committee inquires periodically about the funding policies of the Company’s pension plans, the investment management, the structure and the performance of the pensions plans.

14.7	Responsibilities concerning oversight organizations

•	The Audit Committee reviews all important reports received from regulatory instances.
•

The Audit Committee reviews the evaluation and the statements of management relative to compliance to particular regulatory requirements, as well as to the plans of management aiming to remedy any failure discovered.

•	It ensures that the recommendations presented by regulatory bodies are implemented and then monitored.
•	It prepares any report to be included in the proxy circular.

Lastly, the Audit Committee reviews all other financial matters that it deems fit or that the Board of the Directors decides to bring forward to its attention.

15.

Report. The Audit Committee reports about its activities to the Board of Directors verbally during a meeting of the Board of Directors following an Audit Committee meeting and by submitting a meeting report at the next meeting of the Board of Directors.

Composition of the Audit Committee

The Audit Committee is presently formed of four independent directors, i.e. Mr. L. Denis Desautels, chairman of the committee and Mrs. Lise Bastarache, Mr. Marcel Dutil and Mr. Dennis Wood.

Relevant Education and Experience

The following section names each member of the Audit Committee as well as his relevant education and experience regarding the execution of his responsibilities as a member of the said committee.

L. Denis Desautels. Mr. Desautels is a guest director at the School of Management of the University of Ottawa. He has been a chartered accountant since 1966. He has practiced as a certified public accountant, auditor and one of the senior partners of the firm Ernst & Young LLP (formerly Clarkson Gordon) from 1964 to 1991. In 1991, Mr. Desautels was appointed Auditor General of Canada, position that he held till 2001. In this capacity, he was notably responsible for the auditing of financial statements of the Government of Canada, the governments of the Territories and several crown corporations. He is presently a member of audit committees of four listed companies and two non-profit organizations. He is the chair of three of these committees, which provides him with a first-hand opportunity to appreciate the role and the functioning of an audit committee.

Over the course of his career, Mr. Desautels has acquired competence in the audit of major public and private companies and by way of consequence, he is quite familiar with generally accepted accounting principles. He is able to understand financial statements of a complexity generally presenting accounting problems comparable to those that could be found in the financial statements of The Jean Coutu Group (PJC) Inc. In addition, his experience as external auditor during the last thirty-seven (37) years has allowed him to acquire a solid understanding of internal controls and of the process leading to the preparation of financial statements.

Lise Bastarache. Mrs. Bastarache was, until January 2005, Regional Vice President, Private Banking Quebec for RBC Financial Group, where she has also served as Analyst in Commercial Markets and Deputy Chief Economist during the previous five years. Mrs. Bastarache holds a Bachelors degree and a Master’s degree in Economics from the University of Quebec in Montreal as well as the course requirements of a PhD in Economics from McGill University. As Analyst in Commercial Markets of RBC Royal Bank, Mrs. Bastarache has analyzed the financial statements of many large corporations that presented accounting problems generally comparable in scope and complexity to those found in the financial statements of The Jean Coutu Group (PJC) Inc.

In addition, as Vice President of RBC Private Banking, Mrs. Bastarache was ultimately responsible for the internal controls and of the preparation of the income statements of her division. Since January 2005, Mrs. Bastarache continues to act as member of various boards of directors and committees.

Marcel Dutil. Mr. Dutil is Chairman of the board of directors and Chief Executive Officer of the Canam Group inc., company that he created in 1973 following the acquisition of Les Aciers Canam Inc. As Chairman of the board of directors and Chief Executive Officer of the Canam Group Inc. and as director of several public companies since 1974, such as Border Trust, National Bank of Canada, Transcontinental inc., Québec Téléphone and others, Mr. Dutil has acquired a good understanding of generally accepted accounting principles in Canada and has regularly been called upon to analyze and evaluate financial statements presenting accounting problems generally comparable to those that could reasonably be expected to be found in the financial statements of The Jean Coutu Group (PJC) Inc. He has acted as a member of several audit committees for some twenty years, as those of Québec Téléphone, Maax, and National Bank of Canada (for a period of one year).

Dennis Wood. Mr. Wood is currently President and Chairman of Les Placements Dennis Wood Inc., a company constituted in 1973 to support his different entrepreneurial ventures. Through this company, Mr. Wood, since 1973, has been actively involved in the acquisition, the sale and the exchange of some seventy-five different companies, ranging in value from a few million and few billion dollars.

As President and Chief Executive Officer at C-MAC Industries Inc. and through his active involvement in the financial management of this company, Mr. Wood has acquired a deep understanding of the generally accepted accounting principles in Canada, the United States and Europe, as well as a good understanding of internal controls and a good understanding of the process surrounding the preparation of financial statements. Following the sale of C-MAC Industries Inc. to Solectron Corporation, Mr. Wood was asked to sit on the audit committee of the latter company, position that he occupied from 2001 to 2004. Mr. Wood’s many years of experience as a businessman, board member and audit committee member (the like of Les industries C-MAC Inc. et MAAX Inc.) have exposed him to financial statements of a complexity at least comparable to those of The Jean Coutu Group (PJC) Inc.

For 25 years, Mr. Wood sat on different Canadian and American audit committees, e.g. those of Les Industries C-MAC Inc., National Bank Trust Inc., the Montreal Metropolitan Symphony Orchestra and Solectron Corporation, in which capacity he was able to appreciate the role and the functioning of an audit committee. Over the years, he was also a member of the board of directors of Transat A.T. Inc., Victhom Human Bionics Inc., Groupe Bocenor Inc., Evolved Digital Systems Inc. National Bank of Canada, National Bank Trust, Sherbrooke Trust Company and MAAX Inc.

Policies regarding services rendered by Auditors

The Audit Committee has adopted a policy concerning the scope of the services rendered by the external auditors, which policy is in force since the 1st quarter of fiscal 2005. The policy requires the Audit Committee to pre-approve all audit and non audit services, subject to the de minimis exception. This policy forbids the Company from engaging auditors to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuary services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services not associated to the audit function. The policy allows, in particular circumstances, the Company to engage the services of auditors to provide non-audit services, other than the prohibited services, only when the Audit Committee specifically approves these services.

All audit and non-audit services provided by the Company’s independent auditors for the fiscal year ended May 27, 2006 were pre-approved by the Company’s Audit Committee.

A copy of the policy concerning the scope of the services rendered by external auditors may be obtained free of charge upon request to the Corporate Secretary of the Company, at the head office of the Company located at 530 rue Bériault, Longueuil, Québec, J4G 1S8.

Remuneration of Auditors

The following table presents by category the fees billed by the independent auditors of the firm Deloitte & Touche L.L.P. for the fiscal years ended May 27, 2006 and May 28, 2005 (in Canadian dollars).

Category of fees	2006	2005
	Can $	Can $
Audit Fees	2 213 586	4 700 939
Audit-Related Fees	173 095	338 076
Tax Fees	1 389 198	1 986 270
Other fees	8 824	1 340 940
Total	3 784 703	8 366 225

« Audit Fees" include the aggregate fees billed by Deloitte & Touche L.L.P. for the audit of annual consolidated financial statements, the review of the quarterly financial statements and other audits and regulatory filings.

« Audit-Related Fees" include the aggregate fees billed by Deloitte & Touche L.L.P. for assurance and other related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees”, including the audit of the retirement plan, and the consultation relative to the accounting and financial disclosure standards.

« Tax Fees" include the aggregate fees billed by Deloitte & Touche L.L.P. for professional services rendered for tax compliance, tax advice as well as tax planning services.

« All Other Fees" include the aggregate fees billed by Deloitte & Touche L.L.P. for all other services other than those presented in the categories of Audit Fees, Audit-Related Fees and Tax Fees, including consultation services related to the due diligence process for the purpose of acquisitions.

ITEM 14.	ADDITIONAL INFORMATION

Further financial and corporate information is available on Internet at www.sedar.com or www.jeancoutu.com.

In addition, the Company shall provide to any person, upon request to the Corporate Secretary of the Company:

(a)

when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities :

i.	one copy of the Company’s annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the annual information form,

ii.

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year,

iii.	one copy of the management proxy circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and

iv.	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under I to III above;

(b)

at any other time, one copy of any documents referred to in i, ii and iii above, provided the Company may require the payment of a reasonable fee if the per son requiring the information is not a securities’ holder of the Company.

Additional information, including officers’ and directors’ remuneration and loans granted to them, if any, principal shareholders of the Company, stock options and the interest of insiders in material transactions, if any, is contained in the Management Proxy Circular dated August 3, 2006, which was prepared for the 2006 Annual Meeting of Shareholders. Other financial information is included in the audited consolidated financial statements and the notes thereto for the fiscal year ended May 27, 2006 as well as Management’s Discussion and Analysis thereon. All such additional information relating to the Company is available on SEDAR at www.sedar.com.

The foregoing documents may be obtained by contacting the Corporate Secretary at the head office of the Company, located at 530, Bériault Street, Longueuil, Quebec, J4G 1S8.